KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

Our Ref : KLK/SE

2 August 2007

Securities and Exchange Commission
Office of International Corporate F[redacted]
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	**TITLE**
	GENERAL ANNOUNCEMENT
5 July 2007	Kuala Lumpur Kepong Berhad ("KLK") Conditional Mandatory Offer By Ablington Holdings Sdn Bhd ("AHSB"), A Wholly-Owned Subsidiary Of KLK, For The Remaining Shares In Ladang Perbadanan-Fima Berhad ("LPF") Not Already Owned By AHSB ("Offer")
10 July 2007	(1) New Subsidiary: Kersten Holdings Limited (2) Provision Of Financial Assistance For The 3rd Quarter Ended June 2007
11 July 2007	Listed Companies' Crop – June 2007
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
2 July 2007	Employees Provident Fund Board (2 sets)
4 July 2007	Employees Provident Fund Board
9 July 2007	Employees Provident Fund Board
16 July 2007	Employees Provident Fund Board
17 July 2007	Employees Provident Fund Board
19 July 2007	Employees Provident Fund Board
23 July 2007	Employees Provident Fund Board
25 July 2007	Employees Provident Fund Board
30 July 2007	Employees Provident Fund Board
31 July 2007	Employees Provident Fund Board

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2007\July 2007

Form Version 2 0

General Announcement

Submitted by MB_CIMB on 05/07/2007 06:37:18 PM
Reference No MM-070706-5202

Submitting Merchant Bank (if applicable)	:	CIMB INVESTMENT BANK BERHAD (formerly known as Commerce International Merchant Bankers Berhad)
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	KUALA LUMPUR KEPONG BERHAD
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	LOW ENG KIAT
* Designation	:	DIRECTOR

RECEIVED 2007 JUL -7 A 10:42

* Type : ● Announcement ○ Reply to query

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")

CONDITIONAL MANDATORY OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB"), A WHOLLY-OWNED SUBSIDIARY OF KLK, FOR THE REMAINING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF") NOT ALREADY OWNED BY AHSB ("OFFER")

* **Contents :-**

We refer to our announcement dated 21 June 2007 in relation to the Settlement Agreement.

On behalf of KLK, CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) wish to announce that the Securities Commission ("SC") has in its letter dated 4 July 2007 approved the withdrawal of the Offer subject to the following conditions:

a. SC is informed of the identity of the acquiring parties under the Settlement Agreement; and

b. AHSB/KLK and the parties acting in concert with it do not undertake a take-over offer on LPF within 12 months from the date of withdrawal of the Offer.

The withdrawal of the Offer is one of the conditions precedent to the Settlement Agreement, details of which were set out in our announcement dated 21 June 2007.

(This announcement is dated 5 July 2007)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

CIMB Investment Bank Berhad Corporate Finance

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **10/07/2007 05:22:03 PM**
Reference No **KL-070710-2D364**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

(1) NEW SUBSIDIARY: KERSTEN HOLDINGS LIMITED ("KERSTEN")
(2) PROVISION OF FINANCIAL ASSISTANCE FOR THE 3RD QUARTER ENDED 30 JUNE 2007

* **Contents :-**

(1) NEW SUBSIDIARY: KERSTEN HOLDINGS LIMITED ("KERSTEN")

We wish to announce that Kuala Lumpur Kepong Berhad's wholly-owned subsidiary, KLK Overseas Investments Limited has purchased a shelf company namely, Kersten which was incorporated in British Virgin Islands.

Kersten has an issued and paid-up share capital of USD2.

The intended principal activity of Kersten is investment holding.

(2) PROVISION OF FINANCIAL ASSISTANCE FOR THE 3RD QUARTER ENDED 30 JUNE 2007

Pursuant to paragraph 8.23(2)(e) of the Bursa Malaysia Securities Berhad Listing Requirements, Kuala Lumpur Kepong Berhad ("KLK") wishes to announce that the aggregate amount of financial assistance for the 3rd Quarter ended 30 June 2007 pursuant to the ordinary course of business of Ortona Enterprise Sdn Bhd ("Ortona"), a wholly-owned subsidiary of KLK, is set out below:

Type of Financial Assistance	Amount for the 3rd Quarter ended 30 June 2007
Loans extended to a third party company in the ordinary course of Ortona's business as a licensed money lender	RM2,000,000

The loan extended as set out above has no significant impact on the earnings per share and cashflow of KLK Group for the financial year ending 30 September 2007 as the quantum of the loan granted is insignificant in relation to the Group's net assets.

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **11/07/2007 11:34:28 AM**
Reference No **KL-070711-3439B**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Listed Companies' Crop
June 2007

* **Contents :-**

We submit below the crop figures for the month of **June 2007** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2006		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	190,148	226,049	175,040
Crude Palm Oil (mt)	40,741	47,999	36,210
Palm Kernel (mt)	9,226	10,653	8,525
Rubber (kg)	1,806,546	1,970,693	2,097,519

	2007								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	195,918	170,968	171,573	173,526	177,064	**178,660**			
Crude Palm Oil (mt)	39,106	36,177	35,607	35,990	36,693	**36,435**			
Palm Kernel (mt)	9,513	8,870	9,034	8,965	8,523	**8,094**			
Rubber (kg)	2,011,310	2,333,177	1,492,328	996,246	1,481,947	**1,863,257**			

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **02/07/2007 04:02:39 PM**
Reference No **KL-070702-B0BA5**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP,**
  Jalan Raja Laut,
  50350 Kuala Lumpur
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 28/02/2007	* 150,000	
Acquired	28/02/2007	384,900	
Disposed	28/02/2007	300,000	
Disposed	01/03/2007	130,700	
Disposed	07/03/2007	100,000	
Disposed	13/03/2007	100,000	
Disposed	13/03/2007	150,000	
Disposed	20/03/2007	441,300	
Acquired	06/06/2007	250,000	
Acquired	25/06/2007	313,200	
Acquired	26/06/2007	828,600	

* Circumstances by reason of which change has occurred : **Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**
  Direct (units) : **92,055,200**
  Direct (%) : **8.64**
  Indirect/deemed interest (units) :
  Indirect/deemed interest (%) :
* **Total no of securities after change** : **92,055,200**
* Date of notice : **26/06/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **02/07/2007 04:02:39 PM**
Reference No **KL-070702-B0BA6**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **26/06/2007**	* **500,000**	
Disposed	**26/06/2007**	**500,000**	

* Circumstances by reason of which change has occurred : **Transfer of shares arising from the merger of Portfolio Managers**
* Nature of interest : **Direct**

Direct (units) : **92,055,200**
Direct (%) : **8.64**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **92,055,200**
* Date of notice : **26/06/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **04/07/2007 03:33:48 PM**
Reference No **KL-070704-93064**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **27/06/2007**	* **900,000**	
Acquired	**28/06/2007**	**1,000,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**

Direct (units) : **93,955,200**
Direct (%) : **8.82**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **93,955,200**
* Date of notice : **28/06/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/07/2007 12:02:25 PM**
Reference No **KL-070709-5CC22**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **03/07/2007**	* **2,000,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**

Direct (units) : **95,955,200**
Direct (%) : **9.01**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **95,955,200**
* Date of notice : **03/07/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **16/07/2007 09:33:27 AM**
Reference No **KL-070716-83039**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **06/07/2007**	* **300,000**	
Acquired	**09/07/2007**	**70,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Purchase of shares managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**96,325,200**
Direct (%)	:	**9.04**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**96,325,200**
* Date of notice	:	**09/07/2007**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **17/07/2007 03:51:44 PM**
Reference No **KL-070717-AB6E3**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **10/07/2007**	* **150,000**	
Acquired	**11/07/2007**	**50,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market and Purchase of shares managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **96,525,200**
	Direct (%)	: **9.06**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **96,525,200**
*	Date of notice	: **11/07/2007**
	Remarks	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **19/07/2007 02:08:25 PM**
Reference No **KL-070719-15322**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **12/07/2007**	* **250,000**	
Disposed	**13/07/2007**	**1,500,000**	
Disposed	**13/07/2007**	**6,300**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares managed by Portfolio Manager, Sales of equity and Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**95,268,900**
Direct (%)	:	**8.95**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**95,268,900**
* Date of notice	:	**13/07/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 23/07/2007 12:31:43 PM
Reference No KL-070723-8E261

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **17/07/2007**	* **12,300**	

* Circumstances by reason of which change has occurred : **Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **95,256,600**
Direct (%) : **8.94**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **95,256,600**

* Date of notice : **17/07/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **25/07/2007 02:14:37 PM**
Reference No **KL-070725-23570**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **18/07/2007**	* **425,000**	
Disposed	**18/07/2007**	**11,400**	
Disposed	**19/07/2007**	**20,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity and Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**94,800,200**
Direct (%)	:	**8.9**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**94,800,200**
* Date of notice	:	**19/07/2007**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/07/2007 02:18:49 PM**
Reference No **KL-070730-29245**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP,**
Jalan Raja Laut,
50350 Kuala Lumpur
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **20/07/2007**	* **47,500**	
Disposed	**23/07/2007**	**100,600**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **94,652,100**
Direct (%) : **8.89**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **94,652,100**

* Date of notice : **23/07/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **31/07/2007 02:17:50 PM**
Reference No **KL-070731-27BE3**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **24/07/2007**	* **902,500**	
Acquired	**25/07/2007**	**262,400**	
Disposed	**25/07/2007**	**900,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity and Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**93,112,000**
Direct (%)	:	**8.74**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**93,112,000**
* Date of notice	:	**25/07/2007**
Remarks	:	

END